September 28, 2006

BY EDGAR

Mr. Jorge Bonilla

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4561

Washington, D.C. 20549

Bank Building Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2005

File No. 033-64520

Dear Mr. Bonilla:

Set forth below are the responses of Bank Building Corporation (the Corporation) to the comments of the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated September 14, 2006 relating to the Corporation’s annual report on Form 10-KSB for the year ended December 31, 2005. For your convenience, each of the responses in this letter is set forth following, and bears the same number as, the corresponding comment in the Staff’s September 14 letter.

General

1.	Comment: We note that you have not filed your Form 10-QSB for the periods ended March 31, 2006 and June 30, 2006. Please tell us how you plan to comply with the General Instruction A of Form 10-QSB as it requires that a small business issuer shall file a quarterly report on a Form 10-QSB within 45 days after the end of each of the first three fiscal quarters of each fiscal year.

Response:

Although the Corporation is not currently in compliance with General Instruction A of Form 10-QSB with respect to the fiscal quarters ended March 31, 2006 and June 30, 2006, we have prepared our Form 10-QSB filings for both of those quarters, have had them reviewed by the Corporation’s independent auditors and are currently in the process of having them prepared for filing through EDGAR. We expect to file both of these Form 10-QSB reports no later than Monday, October 2, 2006. As discussed in more detail in our response to Question 2 below, we have been working to improve our disclosure controls in order to more timely file our periodic reports as required by the Commission’s rules. We expect to be able to meet the future filing deadlines for our Form 10-QSB and 10-KSB filings.

Mr. Jorge Bonilla

Securities and Exchange Commission

September 28, 2006

Form 10-KSB

Item 8A, Control and Procedures, page 10

2.	Comment: Please explain to us the specific steps that you have taken to correct the weakness identified in your disclosure. Also, explain to us what consideration you have given to disclosing this information in Item 8A.

Response:

Our management, including our president and senior financial officers, has reviewed the weaknesses in our disclosure controls and procedures and has also discussed them with our board of directors and independent auditors. Based upon these reviews and discussions, the president and senior financial officers, with the concurrence of the board of directors, have determined certain specific steps that are necessary, and have now been taken, to correct these weaknesses. The specific steps include the assignment of additional staff resources to the preparation and oversight of disclosure matters, with the position descriptions of these employees having been expanded to include these additional tasks as primary job responsibilities. In addition, regular staff meetings are now held to discuss disclosure issues and to ensure accurate and timely disclosure compliance. Moreover, there has been formal planning by senior management and responsible employees for the handling of future filings, including the specific assignment of responsibility for drafting, analysis, and scheduling of disclosure and financial reporting. With these additional measures, management believes that the weaknesses in our disclosure controls and procedures are being corrected and that our disclosure controls and procedures will be effective and will enable the Corporation to satisfy its disclosure obligations in a timely manner in the future.

Management is disclosing the corrective steps mentioned above in Item 3 of the Form 10-QSB reports for the fiscal quarters ended March 31, 2006 and June 30, 2006 being filed on or before October 2, 2006, and will reevaluate the effectiveness of the Corporation’s disclosure controls on September 30, 2006 and, based on that determination, will consider whether similar disclosures are required in Item 3 of the Corporation’s Form 10-QSB for the quarter ending September 30, 2006.

Financial Statements and Notes

Consolidated Statements of Operations, page 19

3.	Comment: We note that you reported gain on sale of property. Please, tell us how you have considered paragraphs 30 and 41-44 of SFAS 144 in determining the recognition and reporting of this transaction.

Mr. Jorge Bonilla

Securities and Exchange Commission

September 28, 2006

Response:

The property on which a gain on sale of property is reported meets the criteria of paragraph 30 of SFAS 144. Subsections (a) - (f) are met since the property sold consisted of several incidental parcels of land seperate from the bank branches being leased. However, at December 31, 2004 this property was included in property on the Corporation’s balance sheet since its carrying value was only $180,000. This property is not subject to paragraphs 41 - 44 of SFAS 144.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Jake Lutz at (804) 697-1490 or the undersigned at (276) 656-1776.

Very truly yours,

/s/ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
Chairman of the Board and President

cc:	Jacob A. Lutz, III